[DST Letterhead]





July 22, 2005


United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549
Attention:  Mark P. Shuman

      Re:    DST Systems,  Inc.
             Post-Effective  Amendment  No. 11 to Form S-3
             File No. 333-109130

Dear Mr. Shuman:

     We are writing in response to your letter dated July 1, 2005 setting forth comments of the Securities and Exchange Commission's staff with respect to the above-referenced filing.

     The responses of DST Systems, Inc. to the staff's comment letter are set forth below. The responses have been numbered to correspond to the numbering of the comment letter, and each response is preceded by the comment to which it relates.


     1. WE NOTE THAT SUBSEQUENT TO YOUR FILING OF THIS POST EFFECTIVE AMENDMENT YOU FILED A FORM 8-K ON JUNE 29, 2005. PLEASE REVISE TO INCORPORATE BY REFERENCE THIS FILING.

     RESPONSE: We have incorporated by reference our Current Report on Form 8-K filed on June 29, 2005, as well as our Current Report on Form 8-K filed on July 6, 2005, on page (i) of the Filing, under the caption "Where You Can Find More Information."

     2. WE NOTE THAT YOU HAVE INCLUDED J.P. MORGAN SECURITIES AS A SELLING SECURITYHOLDER IN YOUR REGISTRATION STATEMENT. PLEASE CONFIRM THAT ANY SELLING SECURITY HOLDER THAT IS A REGISTERED BROKER-DEALER HAS BEEN DISCLOSED AS SUCH. IF A SELLING SECURITYHOLDER IS A REGISTERED BROKER-DEALER, PLEASE IDENTIFY SUCH REGISTERED BROKER-DEALER AS AN UNDERWRITER IN YOUR DISCLOSURE, UNLESS THE SHARES WERE ACQUIRED AS TRANSACTION-BASED COMPENSATION FOR INVESTMENT-BANKING SERVICES. PROVIDE A DESCRIPTION OF THE INVESTMENT-BANKING SERVICES AND THE MANNER IN WHICH THE COMPENSATION FOR THESERVICES WAS COMPUTED, AS APPLICABLE.

     RESPONSE: We have disclosed in the table of Selling Securityholders beginning on page 100 of the Filing that the selling securityholder, JPMorgan Securities, Inc. is a registered broker-
dealer and is therefore deemed an underwriter. All other registered broker-dealers and all required information relating thereto has been disclosed in the filing.

     3. PLEASE CONFIRM THAT ANY SELLING SECURITYHOLDER THAT IS AN AFFILIATE OF A REGISTERED BROKER-DEALER HAS BEEN DISCLOSED AS SUCH. IF A SELLING SECURITYHOLDER IS AN AFFILIATE OF A REGISTERED BROKER-DEALER, PLEASE EXPAND THE PROSPECTUS DISCLOSURE TO INDICATE WHETHER SUCH SELLING SECURITYHOLDER ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS. ALSO INDICATE WHETHER AT THE TIME OF THE ACQUISITION SUCH SELLING SECURITYHOLDER HAD ANY AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSON, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES.

     RESPONSE: All affiliates of registered broker-dealers and all required information relating thereto has been disclosed as such in the Filing.

     In addition, we hereby acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

     o we may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please let us know if you require anything further with respect to this Filing. We request that the Filing be declared effective as soon as practicable after your receipt of this letter.

                           Sincerely,

                           /s/ Kenneth V. Hager

                           Kenneth V. Hager
                           Vice President, Chief Financial Officer and Treasurer